



Asylum Brewing Company
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $124,000

Offering End Date: July 22, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Asylum Brewing Company

Founded: February 16, 2016

Address: 180 W Elm St, Unit A
            Anaheim, CA 92805

Industry: Brewery

Employees: 9

Website:
https://www.asylumbrewingcompany.com/

Use of Funds Allocation:

If the maximum raise is met:

$91,760 (74.00%) – of the proceeds will go towards working capital- purchasing canning line, ordering grain for production, and acquiring additional storage
$24,800 (20.00%) – of the proceeds will go towards debt refinancing
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 16,000 Followers





Business Metrics:

	FY23	FY24	YTD 6/3/2025
Total Assets	$31,412	$338,269	$346,204
Cash & Cash Equivalents	$4,905	$43,684	$51,618
Accounts Receivable	$0	$10,000	$10,000
Short-term Debt	$395,445	$66,327	$66,327
Long-term Debt	$0	$72,600	$72,600
Revenue	$107,974	$375,022	$143,690
Cost of Goods Sold	$21,439	$59,895	$8,789
Taxes	$0	$0	$0
Net Income	-$53,928	$33,341	$7,935

Recognition:

Asylum Brewing Company (DBA Asylum Brewing) is inspired by the eerie halls of Danvers Insane Asylum. Asylum Brewing Co. stands as a tribute to the beautifully deranged — a sanctuary for the hop-obsessed, the flavor-fixated, and anyone thirsty enough to take the risk.

About:

Asylum Brewing Company (DBA Asylum Brewing) is a craft brewery located in Anaheim CA, right next to the Anaheim Packing House and Disneyland. They make and sell craft beer in their brewery/tasting room that is sought out for its spooky interior.

For more information, contact our Customer Support Team at support@thesmbx.com

